Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187398

Prospectus Supplement

(To Prospectus Supplement Dated March 21, 2013 and Prospectus Dated March 20, 2013)

WESTAR ENERGY, INC.

Common Stock

This prospectus supplement supplements and amends the prospectus supplement dated March 21, 2013 and its accompanying prospectus dated March 20, 2013. This supplement should be read together with that prospectus supplement and prospectus, which are to be delivered with this supplement.

Pursuant to a Sales Agency Financing Agreement dated as of March 21, 2013 by and among Westar Energy, Inc., a Kansas corporation (the “Company”), BNY Mellon Capital Markets, LLC, a registered broker-dealer organized under the laws of New York (“BNYMCM”) and The Bank of New York Mellon (the “forward purchaser”) (the “Sales Agency Financing Agreement”, filed as an exhibit to our current report on Form 8-K with the Securities Exchange Commission (“SEC”) on March 22, 2013) and the Master Confirmation for Forward Stock Sale Transactions, dated March 21, 2013 by and among the Company, BNYMCM and the forward purchaser (the “Master Confirmation”, filed as an exhibit to our current report on Form 8-K with the SEC on March 22, 2013), during the period February 28, 2013 through May 12, 2013, we entered into forward sale transactions (the “Forward Transactions”), through BNYMCM, as our agent, for an aggregate of approximately 0.9 million shares of our common stock, par value $5.00 per share (the “Common Stock”). In connection with the Forward Transactions, we did not receive any proceeds from the sale of the borrowed shares of our Common Stock by BNYMCM. We expect to receive proceeds from the sale of such shares, subject to certain adjustments, upon future physical settlement(s) of the Forward Transactions pursuant to the terms of the Master Confirmation. If we elect to cash settle or net share settle the Forward Transactions, we may not receive any proceeds (in the case of cash settlement) or will not receive any proceeds (in the case of net share settlement), and we may owe cash (in the case of cash settlement) or shares of our Common Stock (in the case of net share settlement) to the forward purchaser. The Sales Agency Financing Agreement and the Master Confirmation are incorporated by reference herein.

Investing in these securities involves certain risks. See “Risk Factors” on page S-2 of the prospectus supplement dated March 21, 2013 and “Item 1A—Risk Factors” in our most recent annual report on Form 10-K. Our annual report is incorporated by reference into the accompanying prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

BNY Mellon Capital Markets, LLC

The date of this prospectus supplement is May 13, 2013.